EXHIBIT 99.7
Media Release
Ngarluma and Rio Tinto to progress renewable energy project
15 July 2024
PERTH, Australia--(BUSINESS WIRE)-- Ngarluma Aboriginal Corporation (NAC) and Rio Tinto have agreed to pursue the development of an 80MW solar farm on Ngarluma Country, near Karratha, to supply renewable energy to the company’s iron ore operations in Western Australia’s Pilbara region.
The solar farm is the first proposed project the Ngarluma people and Rio Tinto will pursue after a memorandum of understanding was signed to explore opportunities for renewable energy projects on
Ngarluma Country.
The project is expected to be located next to Rio Tinto’s existing Yurralyi Maya Power Station near
Karratha.
This project has the potential to displace up to 11% of natural gas currently used for generation across
Rio Tinto’s integrated mining operations in the Pilbara, reducing Rio Tinto’s emissions by up to 120kT
CO2e per year once complete.
A feasibility study is expected to be completed in early 2025, with commissioning in 2027, subject to relevant approvals and final investment decision.
It is estimated that 600MW to 700MW of renewable energy will be required by 2030 to displace the majority of gas use across Rio Tinto’s Pilbara power network, while additional renewable energy will be required to support widespread fleet electrification, which is expected after 2030.
Rio Tinto Managing Director Rail, Port & Core Services Richard Cohen said, “We’re incredibly proud to progress this project along with the Ngarluma people and are grateful for their effort and support to reach this important milestone.
“Developments like this are about more than reducing emissions – they’re critical for economic opportunities and strengthening our connection with the Ngarluma People.
“This project underscores the significance of our long-term relationship with the Ngarluma people and demonstrates our commitment to working together to contribute to a more sustainable future.”
Ngarluma Aboriginal Corporation CEO Ljuba Mojovic said, “We’re fortunate to embark on our first renewable energy project with Rio Tinto to reduce emissions and to create economic opportunities for the Ngarluma People.
“The Solar farm project will enable NAC to realise sustainable revenues, increase contracting opportunities and contribute to a positive environmental impact in the Pilbara.
“This project development is a testament to the enduring strength of our special relationship with Rio
Tinto and our shared commitment to working together to create a more sustainable future.”
View source version on businesswire.com: https://www.businesswire.com/news/
home/20240714685505/en/
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Contacts
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Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
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